                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                          Real Estate Income Fund Inc.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    755881109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 2 of 22 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WESTERN INVESTMENT L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   537,600
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               537,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    537,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 3 of 22 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   538,600
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               538,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    538,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 4 of 22 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   327,100
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               327,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    327,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.96%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 5 of 22 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   184,200
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               184,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    184,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 6 of 22 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   26,300
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               26,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    26,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 7 of 22 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   254,500
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               254,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    254,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 8 of 22 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   254,500
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               254,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    254,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 9 of 22 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   254,500
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               254,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    254,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 10 of 22 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   254,500
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               254,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    254,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 11 of 22 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MICHAEL DUNMIRE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   254,500
 OWNED BY      -----------------------------------------------------------------
   EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                    - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               254,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    254,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 12 of 22 Pages
----------------------                                   -----------------------

     The  following  constitutes  Amendment  No. 2  ("Amendment  No.  2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

     Items 2 and 4 are hereby amended to add the following:

          The Special Meeting of Shareholders of the Issuer was held on November
29, 2005, at which time the shareholders of the Issuer approved a new investment management contract between the Issuer and the Issuer's investment adviser. As a result, the Issuer's investment adviser became a wholly-owned subsidiary of Legg
Mason,  Inc.  Accordingly,  the Section  13D group  comprised  of the  Reporting
Persons and Karpus has agreed to disband  effective  December 1, 2005. There are currently no agreements  between the Reporting  Persons and Karpus regarding the securities of the Issuer.  The Reporting Persons will continue filing as a group statements  on  Schedule  13D with  respect  to their  beneficial  ownership  of securities of the Issuer to the extent required by law.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate purchase price of the 537,600 Shares  beneficially owned by WILLC is  approximately  $9,961,421,  including  brokerage  commissions.  The
Shares  beneficially  owned by WILLC were acquired  with the working  capital of each of WIHP,  WIIP and WIAP.  The aggregate  purchase  price of the  additional
1,000  Shares  owned by Mr.  Lipson  is  approximately  $18,610.  The  aggregate purchase price of the 254,500 Shares  beneficially owned by BPM is approximately
$4,646,642,  including brokerage  commissions.  The Shares beneficially owned by
BPM were acquired with the working capital of BPIP.

     Items 5(a)-(c) are hereby amended and restated to read as follows:

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  11,069,242  Shares  outstanding,  which is the total number of Shares  outstanding as of August 22, 2005, as reported in the Issuer's
Definitive Proxy Statement filed with the Securities and Exchange  Commission on
September 2, 2005.

          As of the close of business on December 14, 2005,  WIHP, WIIP and WIAP
beneficially   owned   327,100,   184,200  and  26,300   Shares,   respectively,
constituting  2.96%,  1.7%  and  less  than  1%,  respectively,  of  the  Shares outstanding.  As the general partner or managing member,  as the case may be, of
WIHP, WIIP and WIAP,  WILLC may be deemed to beneficially own the 537,600 Shares owned in the aggregate by WIHP, WIIP and WIAP,  constituting  approximately 4.9%
of the Shares  outstanding.  As the managing member of WILLC,  Mr. Lipson may be deemed to beneficially  own the 537,600 Shares  beneficially  owned by WILLC, in addition  to the  1,000  Shares  personally  owned by Mr.  Lipson,  constituting approximately 4.9% of the Shares outstanding.

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 13 of 22 Pages
----------------------                                   -----------------------

          As of the close of business on December  14, 2005,  BPIP  beneficially owned  254,500  Shares,  constituting  2.3% of the  Shares  outstanding.  As the managing  member  of BPIP,  BPM may be deemed to  beneficially  own the  254,500
Shares beneficially owned by BPIP, constituting approximately 2.3% of the Shares outstanding.  As the managing  members of BPM, Messrs.  Franzblau,  Ferguson and
Dunmire may be deemed to beneficially own the 254,500 Shares  beneficially owned by BPM, constituting approximately 2.3% of the Shares outstanding.

          (b) Each of WILLC and Mr.  Lipson is  deemed to have sole  voting  and dispositive  power over the Shares reported as beneficially  owned by WIHP, WIIP and WIAP by virtue of their respective positions as described in paragraph (a).

          BPM is the managing member of BPIP and Messrs. Franzblau, Ferguson and
Dunmire  in  their  role as  managing  members  of BPM,  have  sole  voting  and investment  control over BPIP's security  holdings.  Neither WILLC,  Mr. Lipson,
WIHP,  WIIP nor WIAP has voting or  dispositive  control over the Shares held by
BPIP, BPM, Mr. Franzblau,  Mr. Ferguson and Mr. Dunmire.  Neither BPIP, BPM, Mr.
Franzblau,  Mr. Ferguson nor Mr. Dunmire has voting or dispositive  control over the Shares held by WILLC, Mr. Lipson, WIHP, WIIP and WIAP.

          (c) Schedule A annexed hereto lists all  transactions in the Shares by the  Reporting  Persons  since the filing of  Amendment  No. 1 to Schedule  13D.
Except where otherwise noted, all of such transactions were effected in the open market.

     Item 6 is hereby amended to add the following:

          Effective  December 1, 2005, the Reporting  Persons  terminated  their obligations  under the Joint Filing and Solicitation  Agreement with Karpus.  On
December 15, 2005, the Reporting  Persons entered into a Joint Filing Agreement, which is attached hereto as Exhibit 4 and is herein incorporated by reference.

     Item 7 is hereby amended to add the following exhibit:

          4.   Joint  Filing  Agreement  by and among  Western  Investment  LLC,
               Arthur  D.  Lipson,  Western  Investment  Hedged  Partners  L.P.,
               Western Investment Institutional Partners LLC, Western Investment
               Activism  Partners LLC,  Benchmark Plus  Institutional  Partners,
               L.L.C.,  Benchmark  Plus  Management,  L.L.C.,  Scott  Franzblau,
               Robert Ferguson and Michael Dunmire, dated December 15, 2005.

          5.   Termination notice to Karpus  Management,  Inc. dated December 1,
               2005.

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 14 of 22 Pages
----------------------                                   -----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: December 15, 2005           WESTERN INVESTMENT L L C

                                   By:    /s/ Arthur D. Lipson
                                          -----------------------
                                   Name:  Arthur D. Lipson
                                   Title: Sole Member

                                   WESTERN INVESTMENT HEDGED PARTNERS LP

                                   By: Western Investment L L C,
                                   Its General Partner

                                   By:    /s/ Arthur D. Lipson
                                          -----------------------
                                   Name:  Arthur D. Lipson
                                   Title: Managing Member

                                   WESTERN INVESTMENT INSTITUTIONAL PARTNERS
                                   L L C

                                   By: Western Investment L L C,
                                   Its Managing Member

                                   By:    /s/ Arthur D. Lipson
                                          -----------------------
                                   Name:  Arthur D. Lipson
                                   Title: Managing Member

                                   WESTERN INVESTMENT ACTIVISM PARTNERS L L C

                                   By: Western Investment L L C,
                                   Its Managing Member

                                   By:    /s/ Arthur D. Lipson
                                          -----------------------
                                   Name:  Arthur D. Lipson
                                   Title: Managing Member

                                   /s/ Arthur D. Lipson
                                   --------------------------------------------
                                   ARTHUR D. LIPSON

                                   BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                   By: Benchmark Plus Management, L.L.C.,
                                   Its Managing Member

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 15 of 22 Pages
----------------------                                   -----------------------

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Managing Member

                                   BENCHMARK PLUS MANAGEMENT, L.L.C.

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Managing Member

                                   /s/ Scott Franzblau
                                   ---------------------------------------------
                                   SCOTT FRANZBLAU

                                   /s/ Robert Ferguson
                                   ---------------------------------------------
                                   ROBERT FERGUSON

                                   /s/ Michael Dunmire
                                   ---------------------------------------------
                                   MICHAEL DUNMIRE

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 16 of 22 Pages
----------------------                                   -----------------------

                                   SCHEDULE A
                                   ----------

 TRANSACTIONS IN THE SHARES SINCE THE FILING OF AMENDMENT NO. 1 TO SCHEDULE 13D
 ------------------------------------------------------------------------------

   Shares of Common Stock           Price Per                    Date of
        PURCHASED                    SHARE($)                    PURCHASE
        ---------                    --------                    --------

                     WESTERN INVESTMENT HEDGED PARTNERS L.P.
                     ---------------------------------------
                                      None

                  WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                  ---------------------------------------------
                                      None

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                    ----------------------------------------
           100                       18.7650                     12/06/05

                    BENCHMARK INSTITUTIONAL PARTNERS, L.L.C.
                    ----------------------------------------
           100                       18.1400                     10/25/05
        14,000                       18.0431                     11/07/05
         1,700                       18.0071                     11/08/05
        14,000                       18.0339                     11/09/05
        11,300                       18.1816                     11/10/05
           200                       18.6800                     12/06/05
         5,900                       18.4925                     12/07/05
        16,500                       18.6053                     12/08/05
         4,200                       18.5043                     12/09/05
        19,200                       18.5688                     12/12/05
        12,500                       18.5062                     12/13/05
        35,300                       18.6068                     12/14/05

                             WESTERN INVESTMENT LLC
                             ----------------------
                                      None

                        BENCHMARK PLUS MANAGEMENT, L.L.C.
                        ---------------------------------
                                      None

                                ARTHUR D. LIPSON
                                ----------------
          1000                       18.6100                     12/14/05

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 17 of 22 Pages
----------------------                                   -----------------------

                                SCOTT FRANZBLAU
                                ---------------
                                      None

                                 ROBERT FERGUSON
                                 ---------------
                                      None

                                 MICHAEL DUNMIRE
                                 ---------------
                                      None

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 18 of 22 Pages
----------------------                                   -----------------------

                                  EXHIBIT INDEX

     Exhibit                                                               Page
     -------                                                               ----

1.   Joint  Filing and  Solicitation  Agreement  by and among  Western      --
     Investment  LLC,  Arthur D.  Lipson,  Western  Investment  Hedged
     Partners L.P., Western Investment  Institutional Partners LLC and
     Western  Investment  Activism Partners LLC and Karpus Management,
     Inc., dated September 14, 2005 (previously filed).

2.   Amendment No. 1 to the Joint Filing and Solicitation Agreement by      --
     and among  Western  Investment  LLC,  Arthur D.  Lipson,  Western
     Investment Hedged Partners L.P., Western Investment Institutional
     Partners LLC, Western Investment Activism Partners LLC, Benchmark
     Plus Institutional Partners,  L.L.C.,  Benchmark Plus Management,
     L.L.C., Scott Franzblau,  Robert Ferguson and Michael Dunmire and
     Karpus  Management,  Inc.,  dated  October 21,  2005  (previously filed).

3.   Letter to the members of the Board of  Directors,  dated  October      --
     21, 2005 (previously filed).

4.   Joint  Filing  Agreement  by and among  Western  Investment  LLC,    19-20
     Arthur  D.  Lipson,  Western  Investment  Hedged  Partners  L.P.,
     Western Investment Institutional Partners LLC, Western Investment
     Activism  Partners LLC,  Benchmark Plus  Institutional  Partners,
     L.L.C.,  Benchmark  Plus  Management,  L.L.C.,  Scott  Franzblau,
     Robert Ferguson and Michael Dunmire, dated December 15, 2005.

5.   Termination  Notice  to Karpus Management, Inc. dated December 1,    21-22
     2005

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 19 of 22 Pages
----------------------                                   -----------------------

                                                                       EXHIBIT 4

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated  December 15, 2005
(including  amendments  thereto)  with respect to the  securities of Real Estate
Income Fund Inc.  This Joint  Filing  Agreement  shall be filed as an Exhibit to such Statement.

Dated: December 15, 2005

                                   WESTERN INVESTMENT L L C

                                   By:    /s/ Arthur D. Lipson
                                          -----------------------
                                   Name:  Arthur D. Lipson
                                   Title: Sole Member

                                   WESTERN INVESTMENT HEDGED PARTNERS LP

                                   By: Western Investment L L C,
                                   Its General Partner

                                   By:    /s/ Arthur D. Lipson
                                          -----------------------
                                   Name:  Arthur D. Lipson
                                   Title: Managing Member

                                   WESTERN INVESTMENT INSTITUTIONAL PARTNERS
                                   L L C

                                   By: Western Investment L L C,
                                   Its Managing Member

                                   By:    /s/ Arthur D. Lipson
                                          -----------------------
                                   Name:  Arthur D. Lipson
                                   Title: Managing Member

                                   WESTERN INVESTMENT ACTIVISM PARTNERS L L C

                                   By: Western Investment L L C,
                                   Its Managing Member

                                   By:    /s/ Arthur D. Lipson
                                          -----------------------
                                   Name:  Arthur D. Lipson
                                   Title: Managing Member

                                   /s/ Arthur D. Lipson
                                   --------------------------------------------
                                   ARTHUR D. LIPSON

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 20 of 22 Pages
----------------------                                   -----------------------

                                   BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                   By: Benchmark Plus Management, L.L.C.,
                                   Its Managing Member

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Managing Member

                                   BENCHMARK PLUS MANAGEMENT, L.L.C.

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Managing Member

                                   /s/ Scott Franzblau
                                   ---------------------------------------------
                                   SCOTT FRANZBLAU

                                   /s/ Robert Ferguson
                                   ---------------------------------------------
                                   ROBERT FERGUSON

                                   /s/ Michael Dunmire
                                   ---------------------------------------------
                                   MICHAEL DUNMIRE

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 21 of 22 Pages
----------------------                                   -----------------------

                                                                December 1, 2005

VIA ELECTRONIC MAIL AND FACSIMILE
Karpus Management, Inc.
183 Sullys Trail
Pittsford, New York 14534

                           Re:      REAL ESTATE INCOME FUND INC.

Gentlemen:

     The undersigned  hereby terminates  his/its  obligations under that certain
Joint Filing and Solicitation  Agreement dated September 14, 2005, as amended on
October 21, 2005, effective immediately.

                                   Very truly yours,

                                   WESTERN INVESTMENT LLC

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Sole Member

                                   WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                   By: Western Investment LLC
                                       its General Partner

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Managing Member

                                   WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                   By: Western Investment LLC
                                       its Managing Member

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Managing Member

                                   WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

                                   By: Western Investment LLC
                                       its Managing Member

                                   By: /s/ Arthur D. Lipson
                                       -----------------------------------------
                                   Name: Arthur D. Lipson
                                   Title: Managing Member

                                   /s/ Arthur D. Lipson
                                   -----------------------------
                                   ARTHUR D. LIPSON

                                   BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                   By: Benchmark Plus Management, L.L.C.,
                                   Its Managing Member

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

cc/ Steve Wolosky

----------------------                                   -----------------------
CUSIP No. 755881109                  13D                     Page 22 of 22 Pages
----------------------                                   -----------------------

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Managing Member

                                   BENCHMARK PLUS MANAGEMENT, L.L.C.

                                   By: /s/ Scott Franzblau
                                       -----------------------------------------
                                   Name: Scott Franzblau
                                   Title: Managing Member

                                   By: /s/ Robert Ferguson
                                       -----------------------------------------
                                   Name: Robert Ferguson
                                   Title: Managing Member

                                   By: /s/ Michael Dunmire
                                       -----------------------------------------
                                   Name: Michael Dunmire
                                   Title: Managing Member

                                   /s/ Scott Franzblau
                                   ---------------------------------------------
                                   SCOTT FRANZBLAU

                                   /s/ Robert Ferguson
                                   ---------------------------------------------
                                   ROBERT FERGUSON

                                   /s/ Michael Dunmire
                                   ---------------------------------------------
                                   MICHAEL DUNMIRE

cc/ Steve Wolosky